SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-14948

Toyota Motor Corporation
(Translation of Registrant's Name Into English)

1, Toyota-cho, Toyota City,
Aichi Prefecture 471-8571,
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Materials Contained in this Report:

I.	English translation of the Notice Concerning Amendments to the Forecasts for FY2010 of Hino Motors, Ltd., a subsidiary, as filed by the registrant with the Tokyo Stock Exchange on April 15, 2010.

II.
English reference translation of a press release dated April 20, 2010 with respect to the settlement of a civil penalty with NHTSA, as filed by the registrant with the Tokyo Stock Exchange on April 20, 2010.

III.	English translation of the registrant’s announcement regarding change in management, as filed by the registrant with the Tokyo Stock Exchange on April 20, 2010.

IV.	English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on April 20, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Naoki Kojima
	Name:	Naoki Kojima
	Title:	General Manager of
Accounting Division

Date:  April 20, 2010